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                     February 8, 2023

       Anthony Vang
       Treasurer and Principal Accounting Officer
       Securetech Innovations, Inc.
       2355 Highway 36 West , Suite 400
       Roseville , MN 55113

                                                        Re: Securetech
Innovations, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 0-55927

       Dear Anthony Vang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing